                                                                 Exhibit (a)(13)


May 18, 1998



To:               Farmland Employees

From:             Dimon R. McFerson

I want to advise you that this morning Nationwide will announce a cash tender offer for all of the outstanding shares of common stock of Allied Group, Inc. of Des Moines, Iowa. We are convinced that there is compelling business logic for the combination of our two companies.

The specifics of the offer are as follows:
- Nationwide's offer, which will commence tomorrow, Tuesday, contemplates a price of $47.00 per common share, or 69 percent above Friday's closing price of $27 3/4 on the New York Stock Exchange.
- Nationwide has also informed Allied that it offers to merge Allied Mutual into Nationwide Mutual Insurance Company.

We are taking these steps because our previous efforts to effect a combination with Allied Group through negotiations have been consistently frustrated by Allied. We believe the combination of Nationwide and Allied will be extraordinarily beneficial to the employees, agents and policyholders of both organizations.

We feel that this acquisition just further emphasizes our commitment to the Des Moines community--a commitment that began with our acquisition of Farmland in 1982. Your community will continue to play a vital role in Nationwide's future as evidenced by our plan to not only guarantee the current level of employees in Des Moines, but to add 400 jobs in Des Moines in the next four years.

The companies of Allied Group focus largely on property and casualty insurance. They provide insurance protection for cars, homes and other property, as well as for farms and small to medium-sized businesses. Most of their business is generated in 21 central and western states through a network of predominantly independent agents and some (4%) direct response marketing. Allied ranks among the top one hundred multi-line insurance groups in the country, and they are one of the fastest growing. In 1996, they recorded premium income of $767.2 million, which is an increase of 10.8% over 1995.

Nationwide considers Allied an ideal partner because they help us achieve key elements of our year 2002 goals, which include growth, geographic expansion and the use of multiple distribution channels. We see the following benefits:
- Combining the property/casualty operations of the two companies will provide the scale needed to compete in the increasingly competitive marketplace.

- Geographically, our present markets complement one another. Nationwide property/casualty focus has been primarily east of the Mississippi while Allied's has been west of the Mississippi. Together, we will have formidable market coverage.
- This acquisition allows us to increase our expertise in the independent agent distribution channel and complement the initiative we began with the purchase of TIG Countrywide.
- Allied's success in small commercial will bolster our ability to service that market.
- Finally, the excellent operating record that Allied has achieved over time will increase the financial stability for Nationwide's employees, agents and policyholders.

While adding Allied to the Nationwide family will help us increase our scale and geographic diversification, it does not in any way preclude our continued commitment to grow the Nationwide exclusive agency channel to $10 billion by 2002. Allied's western geographic complement to our current exclusive and independent agents channels, experience in small commercial and profitable book of business will just continue to improve the financial strength of our organization benefiting agents, independent agents, employees and policyholders.

There have been some controversial legal and regulatory issues concerning Allied's governance. Nationwide is not party to those issues and we do not feel they should prevent us from acquiring a company that is so strategically matched with our business goals.

This offer will be subject to a number of conditions, including regulatory and shareholder approvals. This process could take some time. We will continue to keep you informed through memos, publication articles and your management team.

We believe that, when completed, this merger will create opportunities and strengths for Allied Group and Nationwide agents, independent agents, employees, policyholders and the Des Moines community.